                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998.
                                   ------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from ___________ to ___________.


                         Commission File Number 1-5492-1
                                                --------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Nashua Corporation Employees' Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Nashua Corporation
                   44 Franklin Street
                   Nashua, New Hampshire  03060

NASHUA CORPORATION

EMPLOYEES' SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 1998 AND 1997

                               NASHUA CORPORATION

                             EMPLOYEES' SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS




                                                                                  PAGES
                                                                                  -----
Financial Statements:

     Report of Independent Accountants                                              1

     Statement of Net Assets Available for Plan Benefits
         (with Fund Information) as of December 31, 1998 and 1997                 2-3

     Statement of Changes in Net Assets Available for
         Plan Benefits (with Fund Information)
         for the Years Ended December 31, 1998 and 1997                           4-5

     Notes to Financial Statements                                               6-10

Supplementary Information:*

     Schedule of Assets Held for Investment Purposes as of December 31, 1998       11

     Schedule of Loans or Fixed Income Obligations as of December 31, 1998         12

     Schedule of Reportable Transactions for the Year Ended December 31, 1998      13


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Nashua Corporation Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As further described in Note 6, on July 1, 1998, the Plan transferred assets totaling $6,538,012 to the York Photo Labs Savings Plan resulting from the sale of Nashua Corporation's Photofinishing Group to Images, LLC on April 8, 1998.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplementary schedules and Fund Information are the responsibility of the Plan's management. The supplementary schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Boston, MA
July 14, 1999


                                              NASHUA CORPORATION
                                           EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                              December 31, 1998


                                           Guaranteed        Nashua
                                           Investment        Common
                                            Contract         Stock          Puritan       Magellan
                                              Fund            Fund           Fund           Fund         Contrafund
                                           -----------     ----------     ----------     -----------     ----------
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                 $ 3,908,564     $       --     $       --     $        --     $       --
     Investments at Fair Value:
         Nashua Common Stock Fund                   --      2,085,348             --              --             --
         Mutual Funds                               --             --      7,168,739      19,224,304      3,767,581
         Collective Investment Fund          6,986,654             --             --              --             --
         Treasury Instruments                3,151,419
     Employee Contributions Receivable           4,258            732          1,862           4,243            711
     Employer Contributions Receivable          12,784          2,198          5,589          12,735          2,135
     Cash                                      389,058        127,792             --              --             --
     Participant Loans Receivable, at
         Fair Value                                 --             --             --              --             --
                                           ------------------------------------------------------------------------

Net Assets Available for Plan Benefits     $14,452,737     $2,216,070     $7,176,190     $19,241,282     $3,770,427
                                           ========================================================================


                                             Equity-        Growth         Asset                     Pacific   Intermediate
                                             Income        Company        Manager      Europe         Basin         Bond
                                              Fund           Fund          Fund         Fund          Fund          Fund
                                           ----------     ----------     --------     ----------     --------  ------------
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                 $       --     $       --     $     --     $       --     $     --     $     --
     Investments at Fair Value:
         Nashua Common Stock Fund                  --             --           --             --           --           --
         Mutual Funds                       5,368,736      6,665,068      502,511      2,001,915      378,295      248,579
         Collective Investment Fund                --             --           --             --           --           --
         Treasury Instruments
     Employee Contributions Receivable          1,402          1,498          151            359          100           53
     Employer Contributions Receivable          4,206          4,497          451          1,077          301          160
     Cash                                          --             --           --             --           --           --
     Participant Loans Receivable, at
         Fair Value                                --             --           --             --           --           --
                                           -------------------------------------------------------------------------------

Net Assets Available for Plan Benefits     $5,374,344     $6,671,063     $503,113     $2,003,351     $378,696     $248,792
                                           ===============================================================================





                                           Small Cap   Gov't Money   U.S. Equity
                                             Stock        Market        Index          Loan
                                             Fund         Fund          Fund           Fund           Total
                                           --------     --------     ----------     ----------     -----------
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                 $     --     $     --     $       --     $       --     $ 3,908,564
     Investments at Fair Value:
         Nashua Common Stock Fund                --           --             --             --       2,085,348
         Mutual Funds                       919,144      801,959      2,421,801             --      49,468,632
         Collective Investment Fund              --           --             --             --       6,986,654
         Treasury Instruments                                                                        3,151,419
     Employee Contributions Receivable          238          200            356             --          16,163
     Employer Contributions Receivable          713          602          1,067             --          48,515
     Cash                                        --           --             --             --         516,850
     Participant Loans Receivable, at
         Fair Value                              --           --             --      1,698,296       1,698,296
                                           -------------------------------------------------------------------

Net Assets Available for Plan Benefits     $920,095     $802,761     $2,423,224     $1,698,296     $67,880,441
                                           ===================================================================



                 See accompanying notes to financial statements

                                              NASHUA CORPORATION
                                           EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                              December 31, 1997



                                           Guaranteed        Nashua
                                           Investment        Common
                                            Contract          Stock        Puritan        Magellan
                                              Fund            Fund           Fund           Fund         Contrafund
                                           -----------     ----------     ----------     -----------     ----------
Assets:
     Guaranteed Investment Contracts,
          at Contract Value                $ 4,691,494     $       --     $       --     $        --     $       --
     Investments at Fair Value:
          Nashua Common Stock Fund                  --      2,832,373             --              --             --
          Mutual Funds                              --             --      7,658,191      17,379,856      3,005,136
          Collective Investment Fund         9,095,453             --             --              --             --
          Treasury Instruments               3,361,455
     Employee Contributions Receivable           3,911            673          1,709           3,898            654
     Employer Contributions Receivable          11,110          1,910          4,857          11,068          1,856
     Cash                                      277,019             --             --              --             --
     Participant Loans Receivable, at
          Fair Value                                --             --             --              --             --
                                           ------------------------------------------------------------------------

Net Assets Available for Plan Benefits     $17,440,442     $2,834,956     $7,664,757     $17,394,822     $3,007,646
                                           ========================================================================


                                              Equity-         Growth        Asset                      Pacific    Intermediate
                                              Income         Company       Manager       Europe         Basin        Bond
                                               Fund           Fund          Fund          Fund          Fund         Fund
                                            ----------     ----------     --------     ----------     --------    ------------
Assets:
     Guaranteed Investment Contracts,
          at Contract Value                 $       --     $       --     $     --     $       --     $     --     $     --
     Investments at Fair Value:
          Nashua Common Stock Fund                  --             --           --             --           --           --
          Mutual Funds                       5,709,336      6,254,325      660,731      1,470,462      391,910      185,130
          Collective Investment Fund                --             --           --             --           --           --
          Treasury Instruments
     Employee Contributions Receivable           1,286          1,378          137            329           93           50
     Employer Contributions Receivable           3,656          3,908          392            936          261          139
     Cash                                           --             --           --             --           --           --
     Participant Loans Receivable, at
          Fair Value                                --             --           --             --           --           --
                                            -------------------------------------------------------------------------------

Net Assets Available for Plan Benefits      $5,714,278     $6,259,611     $661,260     $1,471,727     $392,264     $185,319
                                            ===============================================================================


                                            Small Cap   Gov't Money  U.S. Equity
                                             Stock        Market        Index          Loan
                                             Fund          Fund         Fund           Fund           Total
                                            ---------   -----------  -----------    ----------     -----------
Assets:
     Guaranteed Investment Contracts,
          at Contract Value                $     --     $     --     $       --     $       --     $ 4,691,494
     Investments at Fair Value:
          Nashua Common Stock Fund               --           --             --             --       2,832,373
          Mutual Funds                      995,328      789,296      1,434,248             --      45,933,949
          Collective Investment Fund             --           --             --             --       9,095,453
          Treasury Instruments                                                                       3,361,455
     Employee Contributions Receivable          217          184            325             --          14,844
     Employer Contributions Receivable          620          523            928             --          42,164
     Cash                                        --           --             --             --         277,019
     Participant Loans Receivable, at
          Fair Value                             --           --             --      2,201,717       2,201,717
                                           -------------------------------------------------------------------

Net Assets Available for Plan Benefits     $996,165     $790,003     $1,435,501     $2,201,717     $68,450,468
                                           ===================================================================


                 See accompanying notes to financial statements


                                              NASHUA CORPORATION
                                           EMPLOYEES' SAVINGS PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                         YEAR ENDED DECEMBER 31, 1998


                                            Guaranteed          Nashua
                                            Investment          Common
                                             Contract           Stock           Puritan           Magellan
                                               Fund              Fund            Fund               Fund         Contrafund
                                           ------------      -----------      -----------      ------------      ----------
Sources of Net Assets:

   Employee Contributions                  $    374,158      $    35,910      $   275,906      $    659,549      $  230,043
   Employer Contributions                       159,431           82,136           83,824           206,115          61,007
   Investment Income                            896,939               --          752,257           967,344         278,128
   Net Appreciation of Investments                   --          481,884          382,211         4,336,735         610,854
   Loan Repayments                              128,057           11,210           84,531           198,793          34,023
   Loan Interest                                 37,624            1,011           16,896            45,489           8,959
                                           --------------------------------------------------------------------------------
                                              1,596,209          612,151        1,595,625         6,414,025       1,223,014
                                           --------------------------------------------------------------------------------

Applications of Net Assets:

   Plan Withdrawals                           2,781,266          385,187        1,022,817         1,944,075         495,190
   Net Depreciation of Investments                   --               --               --                --              --
   Loan Withdrawals                             150,851           25,998           42,802           302,276          46,221
   Rollovers (see Note 6)                     2,075,983          402,306          585,113         1,814,019         163,270
   Administrative Expenses                       22,541               40            3,501             1,938             288
                                           --------------------------------------------------------------------------------
                                              5,030,641          813,531        1,654,233         4,062,308         704,969
                                           --------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
   During the Year, prior to transfers       (3,434,432)        (201,380)         (58,608)        2,351,717         518,045

Net Transfers Between Funds                     446,727         (417,506)        (429,959)         (505,257)        244,736
                                           --------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
   During the Year                           (2,987,705)        (618,886)        (488,567)        1,846,460         762,781

Beginning of Year                            17,440,442        2,834,956        7,664,757        17,394,822       3,007,646
                                           --------------------------------------------------------------------------------

End of Year                                $ 14,452,737      $ 2,216,070      $ 7,176,190      $ 19,241,282      $3,770,427
                                           ================================================================================


                                             Equity-          Growth           Asset                        Pacific
                                             Income          Company          Manager          Europe        Basin
                                              Fund             Fund            Fund             Fund          Fund
                                           -----------      -----------      ---------      ----------     ---------
Sources of Net Assets:

   Employee Contributions                  $   269,441      $   281,777      $  33,867      $   97,222     $  36,963
   Employer Contributions                       79,080           84,640         14,805          32,027        18,212
   Investment Income                           323,836          476,814         91,758         143,503           565
   Net Appreciation of Investments             344,912        1,030,396         14,745         179,057        25,925
   Loan Repayments                              53,059           68,054          3,287          20,721         9,498
   Loan Interest                                11,594           18,386          1,335           4,503         2,209
                                           -------------------------------------------------------------------------
                                             1,081,922        1,960,067        159,797         477,033        93,372
                                           -------------------------------------------------------------------------
Applications of Net Assets:

   Plan Withdrawals                            691,923          575,521        125,978         211,063        61,058
   Net Depreciation of Investments                  --               --         23,917              --         5,509
   Loan Withdrawals                             75,368           69,930          7,578          15,259         4,042
   Rollovers (see Note 6)                      462,131          419,165         78,874          27,737        30,086
   Administrative Expenses                       1,234            1,321            211           1,102           513
                                           -------------------------------------------------------------------------
                                             1,230,656        1,065,937        236,558         255,161       101,208
                                           -------------------------------------------------------------------------
Increase (Decrease) in Net Assets
   During the Year, prior to transfers        (148,734)         894,130        (76,761)        221,872        (7,836)

Net Transfers Between Funds                   (191,200)        (482,678)       (81,386)        309,752        (5,732)
                                           --------------------------------------------------------------------------
Increase (Decrease) in Net Assets
   During the Year                            (339,934)         411,452       (158,147)        531,624       (13,568)

Beginning of Year                            5,714,278        6,259,611        661,260       1,471,727       392,264
                                           -------------------------------------------------------------------------

End of Year                                $ 5,374,344      $ 6,671,063      $ 503,113      $2,003,351     $ 378,696
                                           =========================================================================


                                          Intermediate   Small Cap   Gov't Money    U.S. Equity
                                             Bond          Stock        Market         Index           Loan
                                             Fund          Fund         Fund           Fund            Fund             Total
                                          ---------     ---------     ---------     -----------     ----------       ------------
Sources of Net Assets:

   Employee Contributions                 $  19,397     $  65,274     $  43,340     $   118,639     $         --     $  2,541,486
   Employer Contributions                     5,208        25,814        13,756          33,126               --          899,181
   Investment Income                         15,472        39,869        44,271          41,680               --        4,072,436
   Net Appreciation of Investments            2,326            --            --         435,007               --        7,844,052
   Loan Repayments                            1,449         6,564         4,316          19,259         (642,821)              --
   Loan Interest                              1,180         1,566         1,237           3,269               --          155,258
                                          ---------------------------------------------------------------------------------------
                                             45,032       139,087       106,920         650,980         (642,821)      15,512,413
                                          ---------------------------------------------------------------------------------------

Applications of Net Assets:

   Plan Withdrawals                          67,422       122,068       477,191         115,610          305,461        9,381,830
   Net Depreciation of Investments               --        98,387            --              --               --          127,813
   Loan Withdrawals                           1,593        10,187         5,386          11,509         (769,000)              --
   Rollovers (see Note 6)                     6,777        22,809        88,214          37,389          324,139        6,538,012
   Administrative Expenses                      108           189         1,499             300               --           34,785
                                          ---------------------------------------------------------------------------------------
                                             75,900       253,640       572,290         164,808         (139,400)      16,082,440
                                          ---------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
   During the Year, prior to transfers      (30,868)     (114,553)     (465,370)        486,172         (503,421)        (570,027)

Net Transfers Between Funds                  94,341        38,483       478,128         501,551               --               --
                                           --------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
   During the Year                           63,473       (76,070)       12,758         987,723         (503,421)        (570,027)

Beginning of Year                           185,319       996,165       790,003       1,435,501        2,201,717       68,450,468
                                          ---------------------------------------------------------------------------------------

End of Year                               $ 248,792     $ 920,095     $ 802,761     $ 2,423,224     $  1,698,296     $ 67,880,441
                                          =======================================================================================



                 See accompanying notes to financial statements


NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION) Year Ended December 31, 1997

                                                             Guaranteed        Nashua
                                                             Investment        Common
                                                              Contract         Stock        Puritan      Magellan
                                                                Fund            Fund         Fund          Fund         Contrafund
                                                            ------------    -----------    ----------   ------------    ----------
Sources of Net Assets:

  Employee Contributions                                    $    745,835    $    39,043    $  320,330   $    851,758    $  273,233
  Employer Contributions                                         227,850        125,026       110,335        269,796        78,962
  Investment Income                                            1,247,051           --         622,549      1,122,733       289,699
  Net Appreciation of Investments                                   --            1,016       810,119      2,553,035       230,661
  Rollovers                                                         --             --            --             --            --
  Loan Repayments                                                201,956          5,858        76,878        258,668        42,841
  Loan Interest                                                   56,545          1,522        20,880         60,445         7,196
                                                            ----------------------------------------------------------------------
                                                               2,479,237        172,465     1,961,091      5,116,435       922,592
                                                            ----------------------------------------------------------------------
Applications of Net Assets:

  Plan Withdrawals                                             2,702,350        216,875       734,612      1,544,195       351,805
  Net Depreciation of Investments                                   --           84,528          --             --            --
  Loan Withdrawals                                               233,511          5,828        63,408        189,615        32,311
  Rollovers                                                       49,598           --           1,307          2,426        12,710
  Administrative Expenses                                         27,083             77         3,881          2,050           253
                                                            ----------------------------------------------------------------------
                                                               3,012,542        307,308       803,208      1,738,286       397,079
                                                            ----------------------------------------------------------------------
Increase (Decrease) in Net Assets
  During the Year, prior to transfers                           (533,305)      (134,843)    1,157,883      3,378,149       525,513

Net Transfers Between Funds                                     (808,245)      (243,968)       54,438       (356,837)       23,265

Transfer from Savings Plan for Specified Hourly Employees          1,011          1,209          --            4,560          --
                                                            ----------------------------------------------------------------------
Increase (Decrease) in Net Assets
  During the Year                                             (1,340,539)      (377,602)    1,212,321      3,025,872       548,778
                                                            ----------------------------------------------------------------------

Net Assets Available for Plan Benefits:

  Beginning of Year                                           18,780,981      3,212,558     6,452,436     14,368,950     2,458,868
                                                            ----------------------------------------------------------------------

  End of Year                                               $ 17,440,442    $ 2,834,956    $7,664,757   $ 17,394,822    $3,007,646
                                                            ======================================================================


                                                              Equity-       Growth         Asset                     Pacific
                                                              Income       Company        Manager        Europe       Basin
                                                               Fund          Fund          Fund           Fund        Fund
                                                            ----------   -----------    -----------    ----------   ---------
Sources of Net Assets:

  Employee Contributions                                    $  325,500   $   407,241    $    40,737    $  101,425   $  53,155
  Employer Contributions                                        89,603       111,052         15,750        37,564      24,318
  Investment Income                                            318,267       597,916         57,191       128,228       7,799
  Net Appreciation of Investments                            1,025,205       441,762         63,584       159,327        --
  Rollovers                                                       --            --             --            --          --
  Loan Repayments                                               67,299        89,256          4,968        14,037      20,036
  Loan Interest                                                 13,291        19,488          2,016         4,642       3,549
                                                            -----------------------------------------------------------------
                                                             1,839,165     1,666,715        184,246       445,223     108,857
                                                            -----------------------------------------------------------------
Applications of Net Assets:

  Plan Withdrawals                                             643,741       681,298        134,865        79,136      28,304
  Net Depreciation of Investments                                 --            --             --            --        80,471
  Loan Withdrawals                                              57,952        92,498         12,589        19,705      26,550
  Rollovers                                                      5,413           747           --            --          --
  Administrative Expenses                                        1,430         2,005            297           549       1,460
                                                            -----------------------------------------------------------------
                                                               708,536       776,548        147,751        99,390     136,785
                                                            -----------------------------------------------------------------
Increase (Decrease) in Net Assets
  During the Year, prior to transfers                        1,130,629       890,167         36,495       345,833     (27,928)

Net Transfers Between Funds                                    473,307      (325,435)       (14,744)       50,921    (144,857)

Transfer from Savings Plan for Specified Hourly Employees        5,661         3,239           --            --           137

                                                            -----------------------------------------------------------------
Increase (Decrease) in Net Assets
  During the Year                                            1,609,597       567,971         21,751       396,754    (172,648)

Net Assets Available for Plan Benefits:

  Beginning of Year                                          4,104,681     5,691,640        639,509     1,074,973     564,912
                                                            -----------------------------------------------------------------

  End of Year                                               $5,714,278   $ 6,259,611    $   661,260    $1,471,727   $ 392,264
                                                            =================================================================


                                                          Intermediate Small Cap Gov't Money   U.S. Equity
                                                              Bond        Stock     Market        Index        Loan
                                                              Fund        Fund       Fund         Fund         Fund        Total
                                                          ------------ --------- -----------   -----------  ----------  -----------
Sources of Net Assets:

  Employee Contributions                                    $ 19,687   $ 56,850   $  61,166    $   99,838    $     --    $ 3,395,798
  Employer Contributions                                       5,508     25,993      16,674        38,909          --      1,177,340
  Investment Income                                            7,474     71,518      47,647        33,989          --      4,552,061
  Net Appreciation of Investments                              1,392     97,540        --         301,378          --      5,685,019
  Rollovers                                                     --         --        18,665          --            --         18,665
  Loan Repayments                                             10,406      6,666       6,656         8,060      (813,585)        --
  Loan Interest                                                1,214      1,550       1,303         2,485          --        196,126
                                                            ------------------------------------------------------------------------
                                                              45,681    260,117     152,111       484,659      (813,585)  15,025,009
                                                            ------------------------------------------------------------------------
Applications of Net Assets:

  Plan Withdrawals                                             6,119    150,196     555,254       517,217       241,515    8,587,482
  Net Depreciation of Investments                                313       --          --            --            --        165,312
  Loan Withdrawals                                            10,743      6,653      13,463         1,673      (766,499)        --
  Rollovers                                                     --         --          --            --         195,418      267,619
  Administrative Expenses                                        213        610       1,545           201          --         41,654
                                                            ------------------------------------------------------------------------
                                                              17,388    157,459     570,262       519,091      (329,566)   9,062,067
                                                            ------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year, prior to transfers                         28,293    102,658    (418,151)      (34,432)     (484,019)   5,962,942

Net Transfers Between Funds                                   69,236    153,675     340,578       728,666          --           --

Transfer from Savings Plan for Specified Hourly Employees       --         --           969          --            --         16,786
                                                            ------------------------------------------------------------------------
Increase (Decrease) in Net Assets
  During the Year                                             97,529    256,333     (76,604)      694,234      (484,019)   5,979,728


Net Assets Available for Plan Benefits:

  Beginning of Year                                           87,790    739,832     866,607       741,267     2,685,736   62,470,740
                                                            ------------------------------------------------------------------------

  End of Year                                               $185,319   $996,165   $ 790,003    $1,435,501    $2,201,717  $68,450,468
                                                            ========================================================================


                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Nashua Corporation Employees' Savings Plan ("the Plan") are presented on the accrual basis of accounting.

ASSET MAINTENANCE

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Puritan Fund, Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Asset Manager Fund, Fidelity Europe Fund, Fidelity Pacific Basin Fund, Fidelity Intermediate Bond Fund, Fidelity Small Cap Stock Fund, Fidelity Retirement Government Money Market Fund, or Fidelity Spartan U.S. Equity Index
Fund), a Guaranteed Investment Contract Fund managed by the Trustee, or the Nashua Common Stock Fund.

INVESTMENT VALUATION

Common shares of Nashua Corporation ("the Company") and treasury instruments held in the Plan are valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts are valued at the respective funds' closing net asset values. Investment transactions are recorded on the trade date. Participant loans are valued at cost plus accrued interest which approximates fair value. Cost is determined on an average cost basis.

CONTRIBUTIONS

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested.

401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Employees can direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employees' contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Voluntary Plan contributions - Employees may elect to contribute from 1% to 10% of their annual earnings to the Plan on an after-tax basis.

WITHDRAWALS AND LOANS

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1998 and 1997, there were 362 and 612 loans outstanding totaling $1,698,298 and $2,201,717, respectively.

EXPENSES

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimated.

INVESTMENT INCOME

Income from investments is recorded as earned on an accrual basis.

FEDERAL INCOME TAX STATUS

The Company was advised by the U.S. Treasury Department on October 25, 1994 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is therefore exempt from federal income taxes. The Plan has subsequently been amended. A new determination letter has not yet been requested. Management believes that the Plan, as amended, and its operations, have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE 2 - GENERAL DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.


2. TERMINATION - The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants.

NOTE 3 - INVESTMENTS

The Plan's investments, excluding the Guaranteed Investment Contract Fund, are summarized as follows:

                                                        December 31,
                                             ---------------------------------
                                                1998                   1997
                                             -----------           -----------
Nashua Common Stock Fund                     $ 2,085,348           $ 2,832,373
Fidelity Puritan Fund                          7,168,739             7,658,191
Fidelity Magellan Fund                        19,224,304            17,379,856
Fidelity Contrafund                            3,767,581             3,005,136
Fidelity Equity-Income Fund                    5,368,736             5,709,336
Fidelity Growth Company Fund                   6,665,068             6,254,325
Fidelity Asset Manager Fund                      502,511               660,731
Fidelity Europe Fund                           2,001,915             1,470,462
Fidelity Pacific Basin Fund                      378,295               391,910
Fidelity Intermediate Bond Fund                  248,579               185,130
Fidelity Small Cap Stock Fund                    919,144               995,328
Money Market Fund                                801,959               789,296
Fidelity Spartan U.S. Equity Index Fund        2,421,801             1,434,248
                                             -----------           -----------
                                             $51,553,980           $48,766,322
                                             ===========           ===========


NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                          December 31,
                                             ---------------------------------
                                                1998                   1997
                                             -----------           -----------
First Allmerica
    3.25% Due 4/30/00                        $   690,614           $   668,875
Life of Virginia
    8.32% Due 1/31/99                          1,279,416             1,181,145
Lincoln National Life Insurance Company
    6.28% Due 5/1/00                                  --               990,787
Pacific Mutual Life Insurance Company
    5.30% Due 4/29/00                            866,380               822,773
Monumental Life
    3.63% Due 4/30/01                            610,928               589,528
Monumental Life
    5.21% Due 4/30/01                            461,226               438,386
United States Treasury Note
    8.5% Due 11/15/00                          3,151,419             3,361,455
Fidelity Managed Income Portfolio II           6,986,654             9,095,453
Cash                                             389,058               277,019
                                             -----------           -----------
                                             $14,435,695           $17,425,421
                                             ===========           ===========

The average yields of the Guaranteed Investment Contract Fund for the periods ended December 31, 1998 and 1997 were approximately 5.92% and 6.4%, respectively. Crediting interest rates remained the same, as noted above, for both 1998 and 1997.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

NOTE 5 - SAVINGS PLANS MASTER TRUST

Prior to January 1, 1998, the assets of the Plan were commingled with assets of Nashua Corporation Savings Plan for Specified Hourly Employees in the Nashua Corporation Savings Plan's Master Trust ("the Master Trust"). Effective December 31, 1997, the Nashua Corporation Savings Plan for Specified Hourly Employees merged into the Plan resulting in the dissolution of the Master Trust on January 1, 1998. The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned 100% of the Master Trust at December 31, 1997.

The Plan's participation in the net assets of the Master Trust was recorded based on individual Plan participants' account balances. Investment income and expenses for each investment option was allocated to the individual participant account balances based on the pro-rata beginning account balances less withdrawals and loans made to participants.

                                                                    December 31,
                                                                        1997
                                                                    ------------
Statement of Net Assets Available for Plan Benefits:
   Guaranteed Investment Contracts, at Contract Value               $ 4,691,494
   Nashua Common Stock Fund, at Fair Value                            2,832,373
   Mutual Funds, at Fair Value                                       45,933,949
   Collective Investment Fund, at Fair Value                          9,095,453
   Treasury Instruments, at Fair Value                                3,361,455
   Cash                                                                 277,019
   Employee Contributions Receivable                                     14,844
   Employer Contributions Receivable                                     42,164
   Participant Loans Receivable, at Fair Value                        2,201,717
                                                                    -----------
Net Assets Available for Plan Benefits                              $68,450,468
                                                                    ===========


                                                                     Year Ended
                                                                    December 31,
                                                                        1997
                                                                    -----------
Statement of Changes in Net Assets Available for Plan Benefits:
   Sources of Net Assets:
      Employee Contributions                                        $ 3,395,798
      Employer Contributions                                          1,177,340
      Investment Income                                               4,554,817
      Net Appreciation of Investments                                 5,689,688
      Rollovers In                                                       18,665
      Loan Interest                                                     196,126
                                                                    -----------
                                                                     15,032,434
                                                                    -----------

   Application of Net Assets:
      Plan Withdrawals                                                8,665,329
      Net Depreciation of Investments                                   165,421
      Administrative Expenses                                            42,128
      Rollovers Out                                                     267,619
                                                                    -----------
                                                                      9,140,497
                                                                    -----------

   Increase in Net Assets During the Year                           $ 5,891,937
                                                                    ===========

The Master Trust purchased 15,500 common shares of Nashua Corporation at a total cost of $209,098 during 1997. The Master Trust received $443,411 from the sale of 38,010 common shares of Nashua Corporation during 1997.


NOTE 6 - BUSINESS CHANGES

Nashua Corporation's Photofinishing Group was sold on April 8, 1998 to Images, LLC (the "Purchaser"). As of the sale date, the active participants of the Photofinishing Group had the option to take a distribution from the Plan or rollover balances into the Purchaser's plan, York Photo Labs Savings Plan. Rollover amounts relating to the Photofinishing Group participants transferred from the Plan on July 1, 1998 were $6,538,012.


Nashua Corporation
Employees' Savings Plan
Item 27a - Schedule of Assets Held For Investment Purposes
December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------

                      (a)                                         (b)                         (c)             (d)         (e)
               Identity of issue                     Description of investments
               borrower, lessor,             including maturity date, rate of interest,    Principal or                 Current
                or similar party                 collateral, par or maturity value       Number of Shares     Cost       Value

                                            Guaranteed Investment Contract Fund

First Allmerica                          3.25% Due 4/30/00                                 $  690,614     $   690,614  $   690,614
Life of Virginia                         8.32% Due 1/31/99                                 $1,279,416       1,279,416    1,279,416
Pacific Mutual Life Insurance Company    5.30% Due 4/29/00                                 $  866,380         866,380      866,380
Monumental Life                          3.63% Due 4/30/01                                 $  610,928         610,928      610,928
Monumental Life                          5.21% Due 4/30/01                                 $  461,226         461,226      461,226
United States Treasury Note              8.5% Due 11/15/00                                 $3,151,420       3,151,419    3,151,419
*Fidelity Management Trust Company       Fidelity Managed Income Portfolio II               6,986,654       6,986,654    6,986,654
*Fidelity Management Trust Company       FMTC Institutional Money Market                      389,058         389,058      389,058
                                                                                                          -----------  -----------
                                                                                                           14,435,695   14,435,695
                                                                                                          -----------  -----------

 * Nashua Corporation                    Nashua Common Stock Fund
                                                Nashua Common Stock                           156,766       3,486,198    2,085,348
                                                Cash                                                          127,792      127,792
                                                                                                          -----------  -----------
                                                                                                            3,613,990    2,213,140
                                                                                                          -----------  -----------


 * Fidelity Management Trust Company        Puritan Fund                                      357,187       5,992,280    7,168,739
 * Fidelity Management Trust Company        Magellan Fund                                     159,115      12,696,588   19,224,304
 * Fidelity Management Trust Company        Contrafund                                         66,342       3,045,637    3,767,581
 * Fidelity Management Trust Company        Equity-Income Fund                                 96,647       3,898,857    5,368,736
 * Fidelity Management Trust Company        Growth Company Fund                               130,636       5,032,639    6,665,068
 * Fidelity Management Trust Company        Asset Manager Fund                                 28,897         473,525      502,511
 * Fidelity Management Trust Company        Europe Fund                                        59,794       1,681,823    2,001,915
 * Fidelity Management Trust Company        Pacific Basin Fund                                 28,615         408,372      378,295
 * Fidelity Management Trust Company        Intermediate Bond Fund                             24,204         247,507      248,579
 * Fidelity Management Trust Company        Small Cap Stock Fund                               64,774         939,038      919,144
 * Fidelity Management Trust Company        Gov't Money Market Fund                           801,959         801,959      801,959
 * Fidelity Management Trust Company        US Equity Index Fund                               55,091       1,775,967    2,421,801
                                                                                                          -----------  -----------
                                            Total of Mutual Funds                                          36,994,192   49,468,632
                                                                                                          -----------  -----------

   Participant Loans Receivable             Participant Loan Receivable 8% to 13.5%                         1,698,296    1,698,296
                                                                                                          -----------  -----------

                                            Total Investments                                             $56,742,173  $67,815,763
                                                                                                          ===========  ===========

 * Denotes a party in interest

Nashua Corporation Employees' Savings Plan
Item 27b - Schedule of Loans or Fixed Income Obligations in Default
Year Ended December 31, 1998
==================================================================================================================================
                                                Amount received
                                                    during                                                              Amount
                                                reporting year                                                          overdue
                                                ---------------                                                       ------------
   (a)             (b)                   (c)         (d)            (e)                    (f)                           (g)

                                       Original   Principal +      Unpaid         Detailed description of loan         Principal +
                 Identity and           amount     Interest      balance at       including dates of making and         Interest
                 address of obligor    of loan                  end of year   maturity, interest rate, the type and
                                                                             value of collateral, any renegotiation
                                                                                of the loan and the terms of the
                                                                             renegotiation, and other material items
    Participants Loans:
         *Flanders, Luke R.,             1,500       256.48      1,257.86             Loan dated 05/09/1997, 10.25%     $128.24
           PO Box 658,
           Broadway, VA 22815-0658

         *O'Connor-Fix, Geraldine M.,    5,000     1,133.51      3,841.76             Loan dated 06/03/1997, 10.25%      809.65
           11 Bailey Street,
           Nashua, NH 03063

         *Nelson, Becky Joanne,          2,000       299.25      1,577.26             Loan dated 12/16/1996, 10.25%      213.75
           2600 36th Street,
           Parkersburg, WV 26104

         *Nelson, Becky Joanne,          2,000       647.71      1,601.79             Loan dated 10/24/1997, 10.25%      462.65
           2600 36th Street,
           Parkersburg, WV 26104


------------
*1099 will be issued for 1999


Nashua Corporation
Employees' Savings Plan
Item 27d - Schedule of Reportable Transactions*
Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             (f)
                                                                                          Expense                (h)
                                                                                          incurred          Current value
             (a)                                              (c)         (d)       (e)    with       (g)     of asset on     (i)
      Identity of party                    (b)             Purchase     Selling    Lease  trans-    Cost of   transaction  Net gain
           involved                 Description of asset     price       price    rental  action     asset       date      or (loss)

Fidelity Management Trust Company  Fidelity Managed        $2,074,281               N/A     N/A                $2,074,281 $        -
                                      Income Portfolio II              $4,647,387                  $4,647,387  $4,647,387 $        -
Fidelity Management Trust Company  FMTC Institutional
                                      Money Market         $9,510,463               N/A     N/A                $9,510,463 $        -
                                                                       $9,419,316                  $9,419,316   9,419,316 $        -
Fidelity Management Trust Company  Fidelity Puritan Fund   $1,558,330               N/A     N/A                $1,558,330 $        -
                                                                       $2,429,993                  $2,035,227  $2,429,993 $  394,766
Fidelity Management Trust Company  Fidelity Magellan Fund  $3,779,291               N/A     N/A                $3,779,291 $        -
                                                                       $6,271,578                  $4,763,479  $6,271,578 $1,508,099
Fidelity Management Trust Company  Fidelity Growth Company $1,615,340               N/A     N/A                $1,615,340 $        -
                                      Fund                             $2,234,993                  $1,768,715  $2,234,993 $  466,278

* Transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997

NASHUA CORPORATION EMPLOYEE'S SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      NASHUA CORPORATION EMPLOYEES'
                                      SAVINGS PLAN



Date:  July 14, 1999                  By /s/ John L. Patenaude
       -------------                     -------------------------------------
                                         John L. Patenaude
                                         Nashua Corporation
                                         Vice President - Finance
                                         Chief Financial Officer and Treasurer